October 16, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attn. Mindy Hooker and Anne McConnell

Re: Lumentum Holdings Inc.
Form 10-K for Fiscal Year Ended June 29, 2024
Form 8-K/A filed August 21, 2024
Response dated August 2, 2024
File No. 1-36861

Ladies and Gentlemen,
Lumentum Holdings Inc. (“Lumentum” or the “Company”) submits this letter in response to the comments contained in the correspondence of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 11, 2024 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended July 1, 2023 (the “Form 10-K”) and Form 8-K filed on August 17, 2023 (the “Form 8-K").

For reference purposes, the text of the comments in the Comment Letter have been reproduced herein (in bold), with the Company’s response below each numbered comment.

Form 8-K/A filed August 21, 2024
Exhibit 99.1
Reconciliations of GAAP Measures to Non-GAAP Measures

1. We note you refer to a $3.4 million one-time charge in footnote (2) that resulted from a contract termination with one of your vendors due to a change in your manufacturing strategy. Please more fully explain the facts and circumstances related to this charge and why you believe a non-GAAP adjustment to exclude the charge is appropriate. Specifically address how you considered Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in your determination.

We respectfully advise the Staff that Lumentum's 3DS VCSEL products, a product line in our Industrial Tech operating segment, rely on an outsourced process known as high energy implantation. Historically, these implantation services were provided by a third-party service provider. However, such third party was acquired by a Lumentum competitor in October 2020 and therefore, Lumentum engaged a second service provider that could provide the implantation services using consigned equipment from Lumentum. In Q4FY24, Lumentum made the strategic decision to cancel the agreement with the second service provider and continue purchasing from the original service provider. We never utilized the tool or this new supplier and in conjunction with this cancellation we paid a $0.8 million contract termination fee, in addition to the $2.7 million prepaid non-refundable manufacturing setup fee.
    We believe that the decisions made regarding the changes in obtaining these services was not a part of our normal, recurring, operations and therefore the costs related to the changes are not normal, recurring cash operating expenses necessary to operate our business. We believe the strategic decisions between the different services models was unique and non-recurring, like a restructuring, and not part of the normal costs to run the business. We note restructuring expenses are removed from non-GAAP results commonly by registrants (including Lumentum), and restructuring charges often include costs for contract termination costs in accordance with ASC 420-10-15-3. However, as such a strategic shift is not explicitly listed in paragraph 420-10-15-4, we determined it was not appropriate to include such charges in the “Restructuring and Related Charges” line item of our GAAP income statement, and instead include such charges in Cost of Sales.
However, considering the SEC’s comment, we will no longer exclude this type of charge from our non-GAAP results.

2)    We note you present a non-GAAP financial measure you identify as Net Income per share on non-GAAP basis. We also note in footnote (5) you indicate that the number of shares used to calculate this measure include shares related to restricted stock units (“RSUs”) and shares issuable under your Employee Stock Purchase Plan that were anti-dilutive on a GAAP basis but do not appear to include potentially dilutive shares issuable upon the conversion of your convertible notes because you assume the face value of the convertible notes will be settled in cash. Please more fully explain how you determine the shares used to calculate EPS on a GAAP basis and on a non-GAAP basis, including your consideration of the requirements of ASU 2020-06 for both. To the extent applicable, please explain why you believe assuming your convertible notes will be settled in cash and not including the dilutive impact of the shares that could occur upon the conversion of the notes and, consequently, not using the if-converted method required by ASU 2020-06, is appropriate given you report net income on a non-GAAP basis. Specifically address how you considered

Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in your determination.

Lumentum respectfully advises the Staff that for GAAP purposes, we follow the authoritative guidance of ASC 260-10-45-40 for treatment of convertible debt securities. Therefore, we use the if-converted method, as our convertible debt instruments contained a flexible conversion option whereby Lumentum has the option to settle in cash, equity, or a combination thereof. However, during all periods since the adoption of ASU 2020-06, the convertible debt was anti-dilutive as we have had GAAP net losses.

However, we have been removing the additional shares that would be added for the convertible debt under the if-converted method for non-GAAP purposes, including in periods where we recognized non-GAAP profits. In making the decision to adjust our non-GAAP denominator, we considered Question 100.04 of Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Our intention in removing the additional dilution was not to present an alternative accounting measure, but rather to present an alternate view of our results which would be meaningful to investors, in addition to the GAAP results, that best reflects to investors the Company’s expectations that the face value will be settled in cash.

Our “Shares used in per share calculation - diluted on non-GAAP basis” therefore only adds the dilutive impact of our employee equity programs, primarily consisting of shares attributable to RSU and ESPP. The amount added to the denominator represents the additional shares that would have been added to our GAAP denominator if our GAAP net income was positive, using the treasury stock method as prescribed by ASC 260-10-45-25. In addition, our non-GAAP diluted share count includes shares that may be issued upon conversion of our debt in periods where our stock price exceeds the relative conversion price. Therefore, when both GAAP and non-GAAP net income are in a profit position, our GAAP diluted shares will equal our non-GAAP diluted share count.

We would also like to highlight to the Staff that during the quarter ended September 28, 2024, we modified the terms of all three outstanding convertible debt instruments. Pursuant to the terms of the convertible notes, we irrevocably elected to settle the principal amount of the notes in cash, and therefore the flexible conversion feature on notes has been removed with respect to the principal. This election formalizes and is consistent with our intent to settle the face value of the notes in cash as reflected in our non-GAAP measures. Therefore, under ASC 260-10-45, we will not be including any dilution for our convertible debt in our share count in the future unless our stock price exceeds the conversion price, under either GAAP or non-GAAP, as the principal must be settled in cash. During all periods presented since the adoption of ASU 2020-06, the convertible debt instruments’ conversion price exceeded our stock price. If our stock price exceeds the conversion price in the future, such additional dilution will be reflected in both GAAP and non-GAAP share counts, assuming that the company was profitable (GAAP or non-

GAAP) during the reporting period, as we maintain the flexible conversion rights to settle such additional dilution (above the face value) in cash, shares, or any combination thereof.

Form 8-K filed August 17, 2023
Exhibit 99.1

3.     We note your response to prior comment 5 regarding depreciation for idle equipment and facilities. Although these assets are idle, it appears that the exclusion of the related depreciation charge is inconsistent with GAAP recognition and measurement principles. Please further explain your basis for this non-GAAP adjustment or revise your presentation.

Lumentum respectfully advises the Staff that while we believe that idle costs and start-up costs that relate to significant shifts in manufacturing footprint and business strategy are commonly removed for non-GAAP reporting purposes by other companies, especially in our industry, beginning with the current quarter ended September 28, 2024, we will cease removing depreciation on idle equipment and facilities from our non-GAAP measures.

4. Your response to prior comment 7 states that the retention payments would not be provided absent the acquisition and integration. As these payments are intended to incentivize employees to remain with the company and do not include any other requirements, the amounts incurred appear to be a normal, recurring, cash operating expenses. Please revise or further explain why this adjustment is appropriate based on Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Lumentum respectfully advises the Staff that while such retention costs that are incurred solely to facilitate the integration of an acquisition, and that are incremental to the normal level of employee compensation and the post-integration level of employee compensation, are commonly removed for non-GAAP reporting purposes by other companies, especially in our industry, beginning with the current quarter ended September 28, 2024, we will cease removing retention payments from our non-GAAP measures.

Finally, we would like to confirm to the Staff that in future filings, we will recast our presentation of historical non-GAAP results to reflect the current period presentation (which reflects the changes discussed with the Staff) to maintain comparability between periods.

Please do not hesitate to contact me at 408-546-4313, or Jae Kim, SVP and General Counsel at 408-546-4222 if you have any questions regarding this response letter.

Sincerely,

/s/ Wajid Ali
Executive Vice President, Chief Financial Officer

Cc:
Jae Kim, SVP and General Counsel
Lisa Stimmell, Wilson Sonsini Goodrich & Rosati